COPERNIC MOBILE WINS FIRST PRIZE
IN CTIA WIRELESS 2008® E-TECH AWARD
Copernic’s Mobile Desktop Search Tool Recognized for Innovation in the Enterprise Solutions Category

Montreal, Canada, April 4, 2008 - Copernic Inc., (NASDAQ: CNIC), a leading software development company in the technology sector, specializing in internet, desktop and mobile search products, announced today that Copernic Mobile received top honors by placing first in the Third Annual CTIA Emerging Technologies (E-Tech) Awards at CTIA Wireless 2008, in Las Vegas.

The E-Tech Awards program gives industry recognition and acknowledges the best wireless products and services in several categories, including Enterprise Solutions. A panel of industry analysts, media and technology experts reviewed nearly three hundred submissions from established and emerging companies and judged product entries based on innovation, creativity and vision. Marc Ferland, Copernic’s President and CEO accepted the prize in person for best Enterprise Solutions.

“The CTIA Emerging Technology Awards recognize the best wireless products and services in the industry,” said CTIA vice president and show director Robert Mesirow. “Congratulations to Copernic for winning first place in the Enterprise Solutions category.”

Copernic Mobile is the business users’ mobile connection to any content stored on their computers, allowing them to search and access their computers’ content from virtually any mobile device (phone, PDA, etc.) or remote PC.

Copernic Mobile displays search results with previews of found items including text excerpts, picture thumbnails and metadata. Copernic Mobile also “translates” complex documents for easy viewing on a mobile phone. For example, Microsoft Word documents or Excel spreadsheets are displayed in a user-friendly format, even on the most basic mobile phone with a simple WAP browser. With the mobile devices’ usability and bandwidth particularities in mind, Copernic Mobile breaks file and email previews into multiple pages for quick display and highlights search terms in results lists and previews so a user can quickly zero in on what they were seeking.

“Copernic recognizes that the mobile phone is an important business tool, and with the addition of Copernic Mobile, even the most basic mobile phones become a mobile remote control with the ability to serve up any content stored on a computer back at the office -- on demand,” said Eric Bouchard, Vice-President Marketing “But in today’s business world, it’s not enough to simply find what you are looking for; one needs the ability to collaborate on and share it with others. Copernic Mobile gives business users the tools to forward documents and files via a users’ own email account, or share them on the spot with clients or colleagues.”

For more information on Copernic Mobile, please visit www.copernic.com/mobile.

About Copernic Inc.
Copernic Inc. specializes in developing, marketing and selling cutting-edge search technology, providing innovative home and business software products and solutions for desktop, web and mobile users, through its online properties, including www.mamma.com and www.copernic.com.

With its award winning Copernic Desktop Search® software search engine product, the Company brings the power of a sophisticated, yet easy-to-use search engine to the user’s PC. Additionally, Copernic Inc. provides both online advertising as well as pure content to its vast array of partnerships worldwide through its well established media placement channels. Copernic handles over 1 billion search requests per month and has media placement partnerships established not only in North America, but also in Europe and Australia.

More information can be found at www.copernic-inc.com.

About CTIA WIRELESS 2008®
As the premier global event representing the $500 billion global wireless industry and the largest wireless show in the world, CTIA WIRELESS 2008 brings together all industries affected by wireless technology for three days of intense learning and networking. Visit www.ctia.org/ctiawireless.

CTIA-The Wireless Association is the international association for the wireless telecommunications industry, representing carriers, manufacturers and wireless Internet providers. CTIA is also recognized as the premiere producer of two annual technology events representing the complete wireless, mobile and Internet industries: CTIA WIRELESS 2008 takes place in Las Vegas April 1-3; CTIA WIRELESS I.T. & Entertainment 2008 takes place in San Francisco September 10-12. Visit www.ctia.org.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission. The Company expressly disclaims any intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

FOR MORE INFORMATION CONTACT:
Copernic Inc.
Christine Papademetriou, MBA
Director of Marketing
Email: christine@copernic.com
Telephone Toll Free: (877) 289-4682 #125
Telephone Local: (514) 908-4325
Website: www.copernic-inc.com